HSBC Vantage5 Index

The HSBC Vantage5 Index is designed to track a strategic combination of ETFs on US and Emerging Market Equities, Bonds, Real Assets, Inflation and Cash to deliver diversified market growth potential in a low volatility index. The Index aims to achieve above average returns while guarding against a degree of losses during market downturns.

	HSBC Vantage5 Index	S&P 500® Index	S&P 500® Index Total Return Excess Return
3Y Annualized Return	4.22%	7.32%	8.97%
5Y Annualized Return	4.72%	12.20%	14.08%
Annualized Return	5.93%	11.27%	13.20%
Annualized Volatility	5.84%	14.76%	14.76%
Sharpe Ratio	0.99	0.79	0.90
Max Drawdown	-9.20%	-14.60%	-14.20%

Data from Aug '11 thru Jun '17 Source: Bloomberg and HSBC
See "Risks relating to the index" and "Important information"

Strategy in brief

» **Performance momentum** - The HSBC Vantage5 Index uses a rules-based methodology to capture performance and maximize risk-adjusted returns. Each month, the Index composition is made up of a portfolio of investment constituents based on both 3 month and 6 month historical returns to capture both long and short term market momentum. The Index also incorporates an index maintenance fee of 0.85% per annum, subtracted daily.

» **Target 5%** - The Index methodology determines allocations from a basket of 13 ETFs and Cash to achieve a volatility target of 5%. The Index limits exposure to pre-defined levels on both the ETFs and the Asset Classes to avoid an overconcentration in any single asset.

Simulated and historical performance



Data from Jan '13 thru Jun '17 Source: Bloomberg
See "Risks relating to the index" and "Important information"

Key drivers of performance

» **Equity universe** - The HSBC Vantage5 Index utilizes equity ETF underlyings such as PowerShares QQQ and PowerShares S&P 500 Low Volatility Portfolio (SPLV) to potentially enhance equity returns.

» **Higher equity allocation** - The HSBC Vantage5 Index provides a greater maximum allocation to developed and emerging market equities (up to 80%) compared to some other target volatility strategies. This may increase the potential for equity out performance.

» **No intra-month volatility cap** - The HSBC Vantage5 Index does not impose an intra-month cap on volatility which enables the Index to remain fully invested in the selected portfolio of ETFs for the duration of the month.

Simulated and historical allocation



Data from Aug '11 to Jun '17 Source: HSBC
See "Risks relating to the index" and "Important information"

Index constituents

The following table sets forth the Constituents that compose the index and the maximum weighting constraints assigned to each asset as well as specific groups of assets.

Asset Class	ETF Name	ETF Ticker	ETF Cap	Asset Class Cap
Developed Equities	SPDR S&P 500® ETF	SPY	40%	60%
	iShares® Russell 2000 ETF	IWM	20%	
	PowerShares S&P 500 Low Volatility Portfolio	SPLV	20%	
	PowerShares QQQ	QQQ	20%	
	iShares® MSCI EAFE Index ETF	EFA	20%	
Developed Bonds	iShares® 20+ Year Treasury Bond ETF	TLT	40%	80%
	iShares® iBoxx Investment Grade Corporate Bond ETF	LQD	40%	
	iShares® iBoxx High Yield Corporate Bond ETF	HYG	15%	
Emerging Markets	iShares® MSCI Emerging Markets ETF	EEM	20%	30%
	iShares® JP Morgan Emerging Markets Bond ETF	EMB	10%	
Real Assets	iShares® US Real Estate ETF	IYR	20%	30%
	SPDR® Gold Shares	GLD	20%	
Inflation	iShares® TIPS Bond ETF	TIP	5%	5%
Cash	Cash - Reinvested 3M USD Libor		50%	50%